UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Maipú 1
C1084ABA
City of Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Pampa Energía, the largest independent energy integrated company in Argentina, with active participation in the country’s electricity and gas value chain, announces the results for the quarter ended on March 31, 2020.

Buenos Aires, May 12, 2020

Stock Information
Buenos Aires Stock Exchange Ticker: PAMP

Basis of Presentation

As from January 1, 2019, the Company adopted US$ as functional currency for the reporting of its financial information. The presentation of this information in AR$ is converted at transactional FX.

However, Edenor (distribution segment), OldelVal (oil and gas segment), Transener, TGS and Refinor (holding and others segment) continue recording their operations under local currency. Thus, the Q1 20 figures are adjusted as of March 31, 2020 by a 3.8% inflation rate, translated to US$ at closing FX of 64.47. For the comparative period of Q1 19, figures remain adjusted as of March 31, 2019 by an inflation rate of 5.6%, and translated to US$ at closing FX of 43.35[1].

Main Highlights from the Q1 20 Results[2]

Consolidated net revenues of US$607 million[3], 17% lower than the US$727 million recorded in Q1 19, due to decreases of 35% in power generation, 18% in electricity distribution, 25% in oil and gas, 5% in petrochemicals, 14% in holding and others, and lower eliminations from intersegment sales (US$56 million).

ð  Power Generation of 4,608 GWh from 15 power plants[4]

ð  Electricity sales of 5,203 GWh to 3.1 million end-users

ð  Production of 46 thousand boe per day of hydrocarbons

ð  Sales of 87 thousand tons of petrochemical products

Consolidated adjusted EBITDA[5] of US$221 million, 5% higher than the US$210 million for Q1 19, mainly due to increases of 18% in power generation and 74% in electricity distribution, partially offset by decreases of 38% in oil and gas, 10% in holding and others, and US$4 million losses in petrochemicals.

New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

Share capital net of repurchases
and cancellations,
as of May 11, 2020:
1,573.1 million ordinary shares /
62.9 million ADSs

Market Capitalization:
AR$85 billion / US$718 million

For more information, contact:

Gustavo Mariani
Chief Executive Officer – CEO

Ricardo Torres
Executive Vice-President

Mariano Batistella
Executive Director of Planning,
Strategy, Downstream & Affiliates

Lida Wang
Investor Relations Officer and
Sustainability

The Pampa Energía Building
Maipú 1 (C1084ABA)
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

ri.pampaenergia.com/en

1 For further information, see section 3 of Pampa’s FS.

2 The financial information presented in this document for the quarters Q1 20 and Q1 19 are based on FS prepared according to IFRS in force in Argentina.

3 Under the IFRS, US$114 million sales at our ownership from the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa, being its equity income shown as ‘Results for participation in joint businesses and associates’.

4 Includes 100% of CTEB and PEMC, assets operated by Pampa but co-controlled by Pampa, with 50% of equity stake.

5 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For more information, see section 3 of this Earnings Release.

Pampa Energía ● Q1 20 Earning Release ● 1

Consolidated gain attributable to the owners of the Company of US$14 million, 92% lower than the US$167 million gain in Q1 19, mainly due to the recording of a loss from impairment of assets (US$67 million), lesser RECPAM recorded due to the lower passive net monetary position allocated to the electricity distribution segment (US$50 million) and higher income taxes charges (US$35 million).

Information about the Videoconference

There will be a videoconference to discuss Pampa’s Q1 20 results on Wednesday May 13, 2020 at 10:00 a.m. Eastern Standard Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Gustavo Mariani, CEO, Gabriel Cohen, CFO and Lida Wang, Investor Relations and Sustainability Manager at Pampa.

For those interested in participating, please register at bit.ly/PampaQ120VideoCall. The videoconference call will also be simultaneously webcasted at Pampa’s website ri.pampaenergia.com/en.

You may find additional information on the Company at:

✓ ri.pampaenergia.com/en ✓ www.cnv.gov.ar	✓ www.sec.gov ✓ www.bolsar.com

Pampa Energía ● Q1 20 Earning Release ● 2

Pampa Energía ● Q1 20 Earning Release ● 3

1.        Relevant Events

1.1       Main COVID-19 Impact on Our Operations

Essential Industry

As a result of the spread of the COVID-19 virus, and pursuant to Executive Order No. 297/20 and amending provisions, the Federal Government established a nationwide social, preventive and mandatory quarantine, effective as from March 20, 2020. However, all the Group’s businesses were deemed essential except for SBR production at the petrochemicals segment.

In order to safeguard the integrity of our personnel performing essential work and our operations, the minimum personnel is working at operations and we have implemented strict hygiene and safety protocols, which have been configured by an interdisciplinary committee reporting to the CEO and in line with the requirements set forth by the enforcement authorities. Moreover, home office working scheme was set up for all job positions allowing so, comprising approximately 50% of Pampa and its subsidiaries’ direct employees.

As of the date, the continuity or flexibilization of the lockdown is uncertain as will depend on the evolution of COVID-19 pandemic.

Energy Infrastructure Works

As regards expansions at CTGEBA and CTEB, on April 7, 2020 Administrative Order No. 468/20 was issued, which deemed private energy infrastructure works as essential, among other activities. However, certain activities affecting contractors and suppliers for such works have not been waived, the national borders closure continue, blocking the entry of the necessary specialists, and special operating protocols have been established, all of them affecting the pace and productivity of the expansion works.

Therefore, the timeframe for the completion of expansion works and estimated costs will be affected. As of the date, we are unable to estimate the final impact, but the Company is analyzing and adopting the necessary measures for its mitigation. In this sense, in case of CTGEBA’s CCGT expansion, the best estimate for commissioning is Q3 20.

Suspension of Service Disconnections for Certain Users and Collection During Lockdown

The Executive Order No. 311/20, later instrumented pursuant to MDP Res. No. 173/20, provided that as from March 25, 2020 and for 180 days, electricity distribution utilities (including Edenor), as well as gas, water and sewage, telephone, internet and cable TV companies may not suspend or disconnect services to certain users in case of delinquency or nonpayment of up to 3 consecutive or alternate bills due as from March 1, 2020. These amounts will be payable in 30 monthly installments as from the issuance of the October 2020 invoice. Moreover, said financing may be passed through to the energy purchases to the WEM associated to such consumptions.

This measure addresses to certain residential users, including, but not limited to, beneficiaries of the universal child allowance, electro-dependent customers, retirees, pensioners and employees with a gross wage lower than or equal to two minimum wages. Moreover, it comprises certain non-residential users, including, among others, certain SMEs and healthcare institutions affected by the emergency, as established by the regulation. This measure does not prevent any disconnection or suspension under safety reasons provided by distribution utilities.

Additionally, since the lockdown began, Edenor’s collections level was significantly affected as the main taxes and utilities’ collection branches accepting cash payment were closed. Despite this, online and telephone payment transactions remained operational. Moreover, effective as from April 20, 2020 and pursuant to Administrative Order No. 524/20, these collection branches and on-site banking activities, among others, have been included as waived activities. Thus, collection rates have been recovering since the low levels recorded at the beginning of the lockdown.

Pampa Energía ● Q1 20 Earning Release ● 4

Seasonal Programming

The SE Res. No. 70/20, issued on May 5, 2020, approved the seasonal programming for the May – October 2020 winter period. Seasonal prices remain unchanged until October 2020, with a power capacity reference price of AR$80,000/MW-month and an energy reference price for residential customers of AR$1,852/MWh effective as from February 2019, as well as the energy reference prices effective as from August 2019 of AR$3,042/MWh for large users at retail grid and AR$2,122/MWh for the remaining non-residential users. The stabilized price set by SEE Provision No. 75/18 for the extra high voltage power transmission and the retail-based main transmission price also remained unchanged.

LPG Commercialization in the Domestic Market

The Executive Order No. 311/20, later instrumented through MDP Res. No. 173/20, provided that maximum reference prices for the commercialization of LPG in gas bottles, cylinders and/or in bulk for the domestic consumption will remain at the values effective as of March 25, 2020 for a term of 180 days.

1.2       Power Generation

Remuneration Scheme for Capacity not Covered by PPAs

The SE, through the Note NO-2020-24910606-APN-SE#MDP dated April 8, 2020 instructed CAMMESA to postpone until further decision the application of the update factor set forth by SE Res. No. 31/20. Moreover, the power capacity base price for internal combustion engines with a capacity lower than or equal to 32 MW was set at AR$312,000/MW‐month. As of the date, the Company has not been served of any administrative notice.

Repairs at PEPEs II and III

After the commissioning of PEPE II and PEPE III wind farms, certain defects were evidenced in the blades of some wind turbines, which resulted in their outages for their subsequent repair and/or replacement. As a consequence of the failure, the generation capacity of the wind farms has been partially reduced.

Pampa submitted the corresponding claims to the wind turbines supplier Vestas and the insurance company in order to move forward with the repair of the wind turbines and cover the incurred damages. In this sense, the Company, jointly with the supplier, have started the tasks for their progressive repair, which completion is estimated for August 2020.

1.3       Oil and Gas Segment

Natural Gas for Power Generation

On March 26 and April 21, 2020, CAMMESA launched a tender for gas consumptions in April and May 2020, respectively, on a partially binding basis with 30% DoP. The resulting average price at wellhead for the Neuquina Basin amounted to US$1.79/MBTU and US$1.63/MBTU, respectively. Pampa bid in said tenders.

Natural Gas for Gas Distribution Utilities

The supply agreements executed between gas producers (including Pampa) and gas distribution companies under the tenders launched in the Gas Electronic Exchange (MEGSA) on February 14 and 15, 2019 expired on March 31, 2020. However, on April 10, 2020, SE Note NO-2020-25148550-APN-SE#MDP was issued, which provided for the extension of such agreements for a maximum term of up to 180 days as from December 23, 2019, the Solidarity Law’s effective date. As of the date, the Company has not been served of any administrative notice. However, Pampa has decided to sell gas at spot prices to certain distribution companies.

Moreover, since April 2020 the Company has received letters from certain gas distribution utilities informing on the partial payment of invoices, alleging the effects of the lockdown and the impossibility to disconnect service to certain users in case of delinquency or nonpayment. Even though sales to gas distribution companies represent less than 5% of the total oil and gas segment, as of the date, the Company is assessing the courses of action to take and has reserved all rights under the agreements.

Pampa Energía ● Q1 20 Earning Release ● 5

1.4       Intervention of Regulatory Entities

On March 17, 2020, pursuant to the Solidarity Law and Executive Orders No. 277 and 278/20, it was provided for the intervention of ENRE and ENARGAS, respectively, effective until December 31, 2020.

Moreover, ENARGAS Res. No. 27/20, published in the Public Gazette on April 27, 2020, abrogated ENARGAS Res. No. 72/19, which used to set up the methodology for passing the gas price on to tariffs, notwithstanding the possible various responsibilities or consequences that may result from the applicable reviews corresponding to the Solidarity Law and Executive Order No. 278/20, which will be dealt on a separate basis.

1.5       Issuance of CBs

On April 28, 2020, Pampa placed Series 4 CBs for a FV of AR$1,238 million at Private Badlar rate plus 3% margin and maturing on July 29, 2020, as well as Series 5 CBs for a FV of AR$565 million at Private Badlar rate plus 5% margin and maturing on October 27, 2020.

1.6       Buyback of Own Financial Securities

Pampa

On April 13, 2020, Pampa’s Board of Directors approved the seventh Share Buyback Program under the following terms and conditions:

Pampa
	Repurchase Program V	Repurchase Program VI	Repurchase Program VII
Maximum amount for repurchase	US$50 million	US$27.02 million	US$20 million
Maximum price	US$0.58/ordinary share or US$14.5/ADR	US$0.52/ordinary share or US$13/ADR	US$0.4/ordinary share or US$10/ADR
Period in force	120 days since Nov 11, 2019	120 days since Mar 11, 2020	120 days completed Program VI
Repurchases as of May 8, 2020	3,576,603 ADRs @ US$12.98/ADR	1,994,292 ADRs @ US$9.90/ADR	0 ADRs
Progress	93% - Complete	73% - In process	0% - In process

Note: Buybacks are deemed to be effected transactions.

Moreover, Pampa’s Shareholders’ Meeting held on April 7, 2020 approved the capital stock reduction through the cancellation of 151.6 million common treasury shares (equivalent to 6.1 million ADRs), acquired under the share buyback programs. The stock reduction is currently in the process of IGJ’s approval. Besides, on May 8, 2020 IGJ registered Pampa’s capital stock reduction, approving the cancellation of 152.0 million shares, which was previously approved by the Shareholders’ Meeting on October 1, 2019.

Pampa Energía ● Q1 20 Earning Release ● 6

As of May 8, 2020, Pampa’s outstanding capital stock amounts to 1,573.1 million common shares (equivalent to 62.9 million ADRs), including shares repurchased after the Shareholders’ Meeting held on April 7, 2020.

Regarding debt securities, in Q1 20 Pampa acquired and held in treasury US$41.2 million FV of its CBs maturing in 2023, acquired at an average clean price of US$72.3 per US$100 FV, and US$19.7 million FV of its CBs maturing in 2027, acquired at an average clean price of US$70.1 per US$100 FV.

Furthermore, in April 2020 Pampa acquired and held in treasury: (i) US$20.9 million FV of its CBs maturing in 2023, acquired at an average clean price of US$65.6 per US$100 FV; (ii) US$11.3 million FV of its 2027 CBs, acquired at an average clean price of US$61.6 per US$100 FV; and (iii) US$0.2 million FV of its 2029 CBs, acquired at an average clean price of US$59.0 per US$100 FV.

As of the date, outstanding 2023, 2027 and 2029 CBs, excluding treasury holdings, amounted to US$424.4 million, US$655.9 million and US$292.5 million, respectively.

Edenor

In Q1 20, Pampa acquired 0.4 million Edenor’s ADRs at an average cost of US$3.6 per ADR. Thus, the Company’s equity interest amounts to 55.1% of Edenor’s issued capital stock.

Moreover, after the closing of Q1 20, Edenor acquired a total of US$0.7 million FV of its 2022 CBs at an average clean price of US$59.3 per US$100 FV.

TGS

As of May 8, 2020, TGS’s outstanding capital stock amounts to 760.6 million common shares equivalent to 152.1 million ADRs.

TGS
Repurchase Program VI
Maximum amount for repurchase	AR$2.5 billion
Maximum price	AR$140/ordinary share or US$8.5/ADR
Period in force	180 days since Mar 10, 2020
Repurchases as of May 8, 2020	2,094,043 ADRs @ US$4.49/ADR
Progress	24% - In process

Note: Buybacks are deemed to be effected transactions.

Moreover, in Q1 20 Pampa purchased 0.6 million TGS’s ADRs at an average acquisition cost of US$4.7 per ADR. Thus, the Company’s direct and indirect shareholding amounts to 27.6% of TGS’s issued capital stock.

Finally, in March 2020 TGS repurchased a total of US$17.6 million FV of its Series II 2025 CBs at an average clean price of US$71.5 per US$100 FV.

Transener

After the closing of Q1 20, Pampa acquired a total of US$1.3 million FV of Transener’s Series II 2021 CBs at an average clean price of AR$91.2 per US$1 FV.

Pampa Energía ● Q1 20 Earning Release ● 7

1.7       Other Relevant Events

Corporate Reorganization

On May 11, 2020, Pampa and CPB’s Extraordinary Shareholders’ Meetings approved the process for the merger through absorption between Pampa, as absorbing company, and CPB, as absorbed company, effective as from January 1, 2020.

Moreover, on March 26, 2020, Pampa’s Board of Directors instructed to move forward with the procedures aiming to assess the benefits of a merger through absorption of PHA S.A. and Pampa Cogeneración S.A., establishing the effective date of merger as from April 1, 2020.

Appointment of Board Members

On May 11, 2020, Pampa’s Ordinary and Extraordinary Shareholders’ Meeting approved the renewal of the terms of office of Gustavo Mariani and Ricardo Alejandro Torres as non-independent directors, Miguel Bein as independent director, and Horacio Jorge Tomás Turri and Victoria Hitce as non-independent alternate directors. Moreover, it approved the appointments of Juan Santiago Fraschina as independent director, replacing the outgoing director Santiago Alberdi, and Haroldo Montagu as independent alternate director to replace Catalina Lappas, who resigned from her post. Furthermore, Gustavo Mariani’s appointment as Vice-chairman was renewed.

Compensation Plan for Key Personnel

In Q1 20 and after the closing of the quarter, a total of 686,566 common shares, respectively, were granted to employees benefited by the stock compensation plan for the Company’s key personnel, under a program approved by the Company’s Board of Directors on February 10, 2017. The Company currently holds 4.3 million treasury common shares allocated to fund such plan.

Pampa Energía ● Q1 20 Earning Release ● 8

2.        Financial Highlights

2.1       Consolidated Balance Sheet

Figures in million	As of 3.31.2020		As of 12.31.2019
	AR$	US$ FX 64,47	AR$	US$ FX 59,89
ASSETS
Property, plant and equipment	222,220	3,447	210,056	3,507
Intangible assets	9,250	143	9,068	151
Right-of-use assets	963	15	930	16
Deferred tax assets	3,512	54	1,702	28
Investments in joint ventures and associates	35,074	544	30,638	511
Financial assets at amortized cost	302	5	1,048	18
Financial assets at fair value through profit and loss	722	11	671	11
Other assets	48	1	45	1
Trade and other receivables	4,989	77	4,711	79
Total non-current assets	277,080	4,298	258,869	4,322
Inventories	8,922	138	9,175	153
Financial assets at amortized cost	3,473	54	3,224	54
Financial assets at fair value through profit and loss	15,767	245	21,867	365
Derivative financial instruments	-	-	214	4
Trade and other receivables	37,959	589	33,583	561
Cash and cash equivalents	12,783	198	13,496	225
Total current assets	78,904	1,224	81,559	1,362

Total assets	355,984	5,522	340,428	5,684

EQUITY
Total equity	153,807	2,386	144,262	2,409

LIABILITIES
Investments in joint ventures and associates	291	5	265	4
Provisions	9,138	142	8,703	145
Income tax and minimum notional income tax provision	2,677	42	590	10
Deferred revenue	269	4	270	5
Taxes payables	207	3	263	4
Deferred tax liabilities	23,180	360	22,068	368
Defined benefit plans	1,869	29	1,606	27
Salaries and social security payable	274	4	241	4
Borrowings	109,540	1,699	105,629	1,764
Trade and other payables	6,771	105	5,419	90
Total non-current liabilities	154,216	2,392	145,054	2,421
Provisions	1,317	20	1,206	20
Deferred revenue	5	0	5	-
Income tax and minimum notional income tax provision	3,236	50	3,154	53
Taxes payables	3,575	55	4,316	72
Defined benefit plans	235	4	230	4
Salaries and social security payable	3,127	49	3,834	65
Derivative financial instruments	254	4	204	3
Borrowings	6,204	96	10,974	183
Trade and other payables	30,008	465	27,189	454
Total current liabilities	47,961	744	51,112	854

Total liabilities	202,177	3,136	196,166	3,275

Total liabilities and equity	355,984	5,522	340,428	5,684

Pampa Energía ● Q1 20 Earning Release ● 9

2.2       Consolidated Income Statement

	First Quarter
Figures in million	2020		2019
	AR$	US$	AR$	US$
Sales revenue	38,415	607	29,393	727
Cost of sales	(27,556)	(436)	(21,269)	(523)

Gross profit	10,859	171	8,124	204

Selling expenses	(2,328)	(36)	(1,813)	(43)
Administrative expenses	(2,424)	(39)	(1,863)	(45)
Exploration expenses	(4)	-	(41)	(1)
Other operating income	604	9	484	14
Other operating expenses	(822)	(14)	(1,017)	(25)
Results for participation in joint businesses and associates	2,069	32	835	20
Impairment of PPE and inventory	(4,316)	(67)	-	-

Operating income	3,638	56	4,709	124

RECPAM	1,676	26	3,308	76
Financial income	1,007	16	1,298	33
Financial costs	(3,861)	(62)	(3,611)	(88)
Other financial results	(1,114)	(15)	(495)	(6)
Financial results, net	(2,292)	(35)	500	15

Profit before tax	1,346	21	5,209	139

Income tax	(403)	(5)	1,427	30

Net income for the period	943	16	6,636	169
Attributable to the owners of the Company	775	14	6,531	167
Attributable to the non-controlling interests	168	2	105	2

Net income per share attributable to the shareholders	0.47	0.01	3.48	0.09
Net income per share attributable to the shareholders	11.81	0.21	87.08	2.23

2.3       Cash and Financial Borrowings

As of March 31, 2020, in US$ million	Cash[1]		Financial Debt		Net Debt
	Consolidated in FS	Ownership Adjusted	Consolidated in FS	Ownership Adjusted	Consolidated in FS	Ownership Adjusted
Power generation	165	140	515	515	350	375
Electricity distribution	69	38	168	93	99	55
Petrochemicals	-	-	-	-	-	-
Holding and others	48	48	-	-	(48)	(48)
Oil and gas	160	160	1,098	1,098	938	938
Total	443	386	1,782	1,706	1,339	1,320
Affiliates at O/S	134	134	423	423	289	289
Total with affiliates	577	521	2,205	2,129	1,627	1,608

Total Restricted Group[2]	373	348	1,613	1,613	1,240	1,265

Note: 1 It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost; it excludes Plan Gas’ bonds pending of collection. 2 Consolidated figures excluding Edenor and affiliates, according to the definition in Pampa Energía’s debt indenture.

Pampa Energía ● Q1 20 Earning Release ● 10

Summary of Debt Securities

Company In million	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener[1]	ON Series 2	2021	101	91	9.75%
Edenor	ON par at fixed rate	2022	300	137	9.75%
TGS[1]	ON at discount at fixed rate	2025	500	482	6.75%
Pampa	ON Series T at discount & fixed rate	2023	500	424	7.375%
	ON Series I at discount & fixed rate	2027	750	656	7.5%
	ON Series III at discount & fixed rate	2029	300	293	9.125%

In AR$
	ON Series E2	2020	575	575	Badlar Privada
Pampa Energía	ON Series IV3	2020	1,238	1,238	Badlar Privada +3%
	ON Series V3	2020	565	565	Badlar Privada +5%

Note: 1 Affiliates are not consolidated in Pampa’s FS, according to the IFRS. 2 Debt security issued by CTLL, a subsidiary merged to Pampa Energía. 3 Issued on April 30, 2020.

Debt Transactions6

As of March 31, 2020, at consolidated level the average interest rate bearing US$ loans was 7.8%, currency in which 93% of gross debt is denominated and mostly at fixed rate. AR$ loans average interest rate was 40.8%. The average life of Pampa’s consolidated financial debt amounts to approximately 5.3 years. The following chart shows the debt maturity profile, net of repurchases, in US$ at the end of the quarter:

Note: It does not include interests, it considers Pampa stand-alone, subsidiaries of the Restricted Group and Edenor at 100%, whereas the affiliates TGS, OldelVal, Transener, Greenwind, CTBSA and Refinor are shown at our equity participation.

During Q1 20, the Company redeemed at maturity US$25 million and pre-canceled financial loans for US$40 million. After the closing of Q1 20, Pampa executed bank loans in AR$ for AR$1.5 billion maturing in one year, AR$3 billion maturing in 90 days and repurchase agreements for AR$950 million maturing in May 2020. Moreover, on April 30, 2020 Series 4 CBs for AR$1.2 billion FV maturing in 90 days and Series 5 CBs for AR$565 million FV maturing in 180 days were issued. Additionally, Pampa pre-canceled bank loans in AR$ for a total amount of AR$2,938 million.

6 For further information, see sections 1.5 and 1.6 of this Earnings Release.

Pampa Energía ● Q1 20 Earning Release ● 11

Regarding CBs repurchases, as of the date Pampa holds in treasury 2023 Series T CBs for US$75.6 million FV, 2027 Series I CBs for US$94.1 million FV and 2029 Series III CBs for US$7.5 million FV.

As of the date, the Company is in compliance with the covenants established in its debt agreements.

As regards the subsidiaries, in mid-April 2020 Edenor redeemed at maturity the third amortization of the loan granted by the ICBC for US$12.5 million. Moreover, after the closing of Q1 20, Edenor repurchased a total of US$0.7 million FV of its 2022 CBs. Besides, in February 2020 TGS pre-canceled exports’ credit facility for US$17 million, and in March 2020 repurchased its 2025 Series II CBs for a total amount of US$17.6 million FV. Additionally, after the closing of Q1 20, Pampa acquired Transener’s 2021 Series II CBs for a total amount of US$1.3 million FV.

Pampa Corporate Group’s CBs Ratings

On April 8, 2020, in line with the change on the sovereign’s credit rating outlooks, Moody’s downgrade the global ratings assigned to Pampa, Edenor and TGS’s CBs from Caa1 to Caa3 and the local ratings assigned to Edenor from Baa3 to Caa1, in all cases with negative outlook.

Moreover, in mid-April 2020, Standard & Poor’s downgraded the global rating of Transener’s CBs, from B- to CCC+ and the local rating from raBBB+ to raBB, both with negative outlook. Later on, in May 2020 also downgraded the global rating of Pampa and TGS from B- to CCC+ with negative outlook.

The following table shows the Pampa Group’s CBs ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	CCC+	na
	Moody's	Caa3	na
	FitchRatings	CCC+	AA-
Edenor	S&P	CCC+	raBB-
	Moody's	Caa3	Caa1.ar
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	S&P	CCC+	raBB

Pampa Energía ● Q1 20 Earning Release ● 12

3.        Analysis of the Q1 20 Results

Consolidated net revenues of US$607 million, 17% lower than the US$727 million recorded in Q1 19, due to decreases of 35% in power generation, 18% in electricity distribution, 25% in oil and gas, 5% in petrochemicals, 14% in holding and others, and lower eliminations from intersegment sales (US$56 million).

ð Power Generation of 4,608 GWh from 15 power plants

ð Electricity sales of 5,203 GWh to 3.1 million end-users

ð Production of 46 thousand boe per day of hydrocarbons

ð Sales of 87 thousand tons of petrochemical products

Consolidated adjusted EBITDA of US$221 million, 5% higher than the US$210 million for Q1 19, mainly due to increases of 18% in power generation and 74% in electricity distribution, partially offset by decreases of 38% in oil and gas, 10% in holding and others, and US$4 million losses in petrochemicals.

Consolidated gain attributable to the owners of the Company of US$14 million, 92% lower than the US$167 million gain in Q1 19, mainly due to the recording of a loss from impairment of assets (US$67 million), lesser RECPAM recorded due to the lower passive net monetary position allocated to the electricity distribution segment (US$50 million) and higher income taxes charges (US$35 million).

Consolidated Adjusted EBITDA Calculation, in US$ million	First Quarter
	2020	2019
Consolidated operating income	56	124
Consolidated depreciations and amortizations	70	59
EBITDA	126	183

Adjustments from generation segment	69	1
Deletion of equity income	(10)	(1)
Deletion of results for PPE's impairment	56	-
Greenwind's EBITDA adjusted by ownership	3	2
CT Barragán's EBITDA adjusted by ownership	20	-
Adjustments from distribution segment	1	7
Retroactive adjustments to extraordinary penalties from the RTI	-	5
Late payment interests	1	1
Adjustments from oil and gas segment	(2)	(1)
Deletion of equity income	(2)	(1)
OldelVal's EBITDA adjusted by ownership	0	0
Adjustments from petrochemicals segment	11	-
Deletion of results for inventory impairment	11	-
Adjustments from holding and others segment	16	20
Deletion of equity income	(20)	(18)
TGS's EBITDA adjusted by ownership	27	27
Transener's EBITDA adjusted by ownership	8	10
Refinor's EBITDA adjusted by ownership	1	1

Consolidated adjusted EBITDA	221	210
Adjusted EBITDA at our ownership	198	195

Pampa Energía ● Q1 20 Earning Release ● 13

3.1       Analysis of the Power Generation Segment

Power Generation Segment, Consolidated Figures in US$ million	First Quarter
	2020	2019	∆%
Sales revenue	134	207	-35%
Cost of sales	(55)	(121)	-55%

Gross profit	79	86	-8%

Selling expenses	(1)	(1)	-
Administrative expenses	(9)	(7)	+29%
Other operating income	1	2	-50%
Other operating expenses	(2)	(2)	-
Results for participation in joint businesses	10	1	NA
Impairment of PPE	(56)	-	NA

Operating income	22	79	-72%

Finance income	8	17	-53%
Finance costs	(15)	(24)	-38%
Other financial results	(1)	(2)	-50%

Profit (loss) before tax	14	70	-80%

Income tax	(1)	(28)	-96%

Net income for the period	13	42	-69%
Attributable to owners of the Company	16	41	-61%
Attributable to non-controlling interests	(3)	1	NA

Adjusted EBITDA	114	96	+18%
Adjusted EBITDA at our ownership	112	94	+19%

Increases in PPE, intangible and right-of-use assets	22	64	-66%
Depreciation and amortization	23	16	+44%

In Q1 20, gross margin from power generation was US$79 million, 8% lower than in Q1 19, mainly explained by the update in spot or legacy energy remuneration, which comprises 65% of the 4,751 MW operated by Pampa7, but in Q1 20 represented 36% of the sales. Our thermal spot energy billed under SEE Res. No. 19/17 US$7,000/MW-month until and including February 2019 and, under SRRYME Res. No. 1/19, accrued seasonal power capacity adjusted by load factor, specifically US$5,500/MW-month in March 2019 (fall), up to and including January 2020, month in which billed US$7,000/MW-month (summer). As from February 2020, SE Res. No. 31/20 entered into effect, which AR$-nominated the remuneration scheme at a FX of AR$60/US$, thus the 5% AR$ depreciation negatively affected the sales8. Moreover, taking into account the initial FX and excluding the discounts due to utilization factor, the average power capacity in US$ decreased by 16% for thermal units9 and 45% for hydroelectric units, and the coefficient arising from the usage factor for thermal units with lower dispatch also decreased, which may discount the power availability payment up to 40% (used to be up to 30%), thus mainly affecting CPB and CTG. These negative effects were partially offset by the new additional remuneration for generators dispatching in periods of high thermal demand (HMRT), mainly benefitting CTGEBA, CTLL, and the hydros. It is worth highlighting that our PPAs sales (Energía Plus, SE Res. No. 220/07, MEyM Res. No. 21/17, RenovAr and MAT ER) are US$-nominated, without significant variations over margins vs. Q1 19.

Moreover, the lower gross margin during Q1 20 is explained by higher depreciations’ charge due to the commissioning of new units, as well as CTG transferred its contracts to the Plus unit at CTGEBA, so as from May 2019 CTG is entirely billing at spot. These effects were partially offset by the additions of PEPE II and III traded in MAT ER (106 MW of gross capacity), the commissioning and capacity increase of gas turbines at CTGEBA (207 MW), currently invoiced as spot energy until the CC expansion begins, which will remunerate under a PPA.

7 Even though CTEB (567 MW) and PEMC (100 MW) are operated by Pampa, under IFRS they are affiliates; therefore, their results are not consolidated in Pampa’s FS, but their EBITDAs at our equity stake are included to Pampa’s adjusted EBITDA.

8 Corresponding to the February – March 2020 period. For further information, see section 1.2 of this Earnings Release.

9 Except for thermal power plants with a capacity lower than 42 MW.

Pampa Energía ● Q1 20 Earning Release ● 14

The lower accrual of sales and exploitation costs also is explained by the centralization of fuel procurement again in CAMMESA as from December 30, 201910, thus Pampa discontinued recording revenues from the recognition of fuel in the variable production cost (CVP) and costs for such purchase, that resulted in a minor margin contribution to the segment.

In operating terms, Pampa’s power generation during Q1 20 increased 18% compared to Q1 19, mainly explained by the commissioning of gas turbine GT04 and the capacity increase of GT03 at CTGEBA Plus (+399 GWh), higher dispatch at CPB and CTLL (+148 GWh), the new addition of CTEB (+129 GWh), higher wind generation (+123 GWh), higher mandatory dispatch for safety at CTP and CTG (+25 GWh), and higher water input at HPPL (+16 GWh). These effects were partially offset by lower water flow at HINISA and HIDISA (-75 GWh), lower dispatch at CTIW and CTPP due to the fuel procured by CAMMESA (-63 GWh) and lower generation at EcoEnergía due to the programmed maintenance of TGS’s turbo-compressors.

The availability rate of all power generation units operated by Pampa reached 96.6% in Q1 20, 130 basis points higher than the 95.3% recorded in Q1 19. The thermal units recorded an availability of 95.6%, 160 basis points more than in Q1 19, mainly explained by better CTG’s operational performance improvement.

Summary of Electricity Generation Assets	Hydroelectric			Wind			Subtotal Hydro +Wind
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2[2]	PEPE3[2]
Installed Capacity (MW)	265	388	285	100	53	53	1,144
New Capacity (MW)	-	-	-	100	53	53	206
Market Share	0.7%	1.0%	0.7%	0.2%	0.1%	0.1%	2.9%

First Quarter
Net Generation Q1 20 (GWh)	147	87	190	103	49	60	636
Market Share	0.4%	0.2%	0.5%	0.3%	0.1%	0.2%	1.8%
Sales Q1 20 (GWh)	147	87	190	103	49	60	636

Net Generation Q1 19 (GWh)	190	119	175	89	-	-	572
Variation Q1 20 vs. Q1 19	-22%	-27%	+9%	+16%	na	na	+11%
Sales Q1 19 (GWh)	190	119	175	89	-	-	572

Avg. Price Q1 20 (US$/MWh)	25	45	19	70	65	71	41
Avg. Price Q1 19 (US$/MWh)	24	39	24	68	-	-	34
Avg. Gross Margin Q1 20 (US$/MWh)	16	32	9	62	53	63	31
Avg. Gross Margin Q1 19 (US$/MWh)	15	32	19	54	-	-	26

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioned on May 10, 2019.

10 Except for units with Energía Plus contracts.

Pampa Energía ● Q1 20 Earning Release ● 15

Summary of Electricity Generation Assets	Thermal										Total
	CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[1]	Eco- Energía	CTEB[2]	Subtotal
Installed Capacity (MW)	765	361	30	620	100	100	1,050	14	567	3,607	4,751
New Capacity (MW)	364	100	30	-	100	100	178	14	567	1,453	1,659
Market Share	1.9%	0.9%	0.1%	1.5%	0.2%	0.2%	2.6%	0.03%	1.4%	9.0%	11.8%

First Quarter
Net Generation Q1 20 (GWh)	1,286	294	26	474	19	47	1,678	19	129	3,972	4,608
Market Share	3.6%	0.8%	0.1%	1.3%	0.1%	0.1%	4.8%	0.1%	0.4%	11.3%	13.1%
Sales Q1 20 (GWh)	1,286	295	26	474	19	47	1,728	20	129	4,025	4,661

Net Generation Q1 19 (GWh)	1,213	282	13	400	39	90	1,279	25	-	3,341	3,913
Variation Q1 20 vs. Q1 19	+6%	+4%	+100%	+19%	-53%	-47%	+31%	-24%	na	+19%	+18%
Sales Q1 19 (GWh)	1,213	381	13	400	39	90	1,387	27	-	3,550	4,122

Avg. Price Q1 20 (US$/MWh)	33	22	67	20	na	148	22	70	na	40	40
Avg. Price Q1 19 (US$/MWh)	58	43	130	57	na	101	45	24	na	54	52
Avg. Gross Margin Q1 20 (US$/MWh)	30	15	na	14	na	119	14	34	na	32	32
Avg. Gross Margin Q1 19 (US$/MWh)	33	24	na	23	na	70	17	(15)	na	27	27

Note: Gross margin before amortization and depreciation. 1 Capacity increase of GT03 for 19 MW and GT04 commissioning for 188 MW as from June 1 and 12, 2019, respectively. 2 Pampa is the operator and holds a 50% equity stake as from June 26, 2019.

Net operating costs of Q1 20, excluding depreciations, amortizations, and non-recurring items, decreased by 62% compared to Q1 19, mainly due to the fact that in Q1 19 gas purchases for fuel self-procurement captured 62% of the segment’s operating costs and 60% of the total volume of gas fired for the dispatch at our thermal power plants, whereas in Q1 20 the fuel procurement is centralized again in CAMMESA, thus gas purchases were only for units with Plus contracts, and only represented 17% of the segment’s operating costs. Moreover, lower operating costs are explained by lower volume and cost of energy purchases to cover Plus contracts and lower AR$-nominated expenses due to the devaluation effect.

The Q1 20 financial results were similar to Q1 19, amounting to a net loss of US$8 million, mainly due to lesser financial expenses due to lower stock of debt in Q1 20, the deterioration of receivables recorded in Q1 19, which were later monetized by the Agreement for the Regularization and Settlement of Receivables with the WEM executed in August 2019, and a gain from repurchase of CBs, partially offset by net losses from holding financial instruments and lower accrual of commercial interests to CAMMESA due to the aforementioned agreement.

Adjusted EBITDA increased by 18% compared to Q1 19, registering a gain of US$114 million, mainly due to the contribution of newly acquired CTEB, commercialized under PPA (567 MW), the commercial operations of new renewable units, and lower energy purchases and AR$-nominated expenses. These effects were partially offset by lower remuneration for spot energy and higher operational and maintenance costs due to the increasing number of units. The adjusted EBITDA considers our proportional 50% stake of PEMC (Greenwind) EBITDA, for a gain of US$3 million in Q1 20 and US$2 million in Q1 19, and a 50% of CTEB (CTBSA), with a gain of US$20 million in Q1 20.

Pampa Energía ● Q1 20 Earning Release ● 16

The following table shows the status summary of the committed expansion projects:

Project	MW	Marketing	Currency	Awarded Price			Estimated Capex in US$ million[1]		Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh	Budget	% Executed @ 3/31/20
Loma de la Lata	15	Res. SE N° 31/20	AR$	4,500 - 6,000(2)	5.4	13	20	95%	Q3 2020 (est.)
Closing to CCGT Genelba Plus	383	PPA for 15 years	US$	20,500	6	34	350	86%	OC: June 12, 2019(3) CC: Q3 2020 (est.)
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	200	4%	Q1 2022 (est.)

Note: 1 Amounts without value-added tax. 2 Initial FX of AR$60/US$, it does not consider load factor coefficient nor the HMRT additional remuneration. 3 The 188 MW are remunerated under legacy energy until the full commissioning of the project.

3.2       Analysis of the Electricity Distribution Segment

Electricity Distribution Segment, Consolidated Figures in US$ million	First Quarter
	2020	2019	∆%
Sales revenue	319	389	-18%
Cost of sales	(255)	(332)	-23%

Gross profit	64	57	+12%

Selling expenses	(26)	(35)	-26%
Administrative expenses	(13)	(16)	-19%
Other operating income	4	3	+33%
Other operating expenses	(5)	(9)	-44%

Operating income	24	-	NA

RECPAM	26	76	-66%
Finance income	5	4	+25%
Finance costs	(19)	(38)	-50%
Other financial results	(11)	(14)	-21%

Profit before tax	25	28	-11%

Income tax	(13)	(25)	-48%

Net income for the period	12	3	+300%
Attributable to owners of the Company	7	2	+250%
Attributable to non-controlling interests	5	1	NA

Adjusted EBITDA	45	26	+76%
Adjusted EBITDA at our ownership	25	13	+87%

Increases in PPE, intangible and right-of-use assets	22	49	-55%
Depreciation and amortization	20	19	5%

In Q1 20, the net sales from the distribution segment decreased by 18% compared to Q1 19, mainly because tariffs are lagged to the evolution of AR$ depreciation and inflation, as a result of the lack of inflation adjustment on the VAD which, according to the RTI, 19.1% should have been applied in August 2019 and 25.5% in February 2020, as well as the lagged electricity price, being its last update in May 2019. These effects were partially offset by an increase of physical volume sales and the continuity of the installments’ collection due to the tariff deferral for the August 2018 – February 2019 period.

In an inflationary scenario, the lag between the measuring of the CPD and its granting has a negative impact on the gross margin and thus on the VAD, affecting the capacity to face operating expenses and investments, in addition to the composition of the CPD formula (which replicates Edenor’s costs structure) is overweighed in the salary index, which was outpaced by the CPI, PPI and US$ evolution. Moreover, seasonal prices for electricity purchase destined to non-residential users, effective as from August 2019, are still not reflected in the tariff schemes.

Pampa Energía ● Q1 20 Earning Release ● 17

In operating terms, energy volume sales increased by 4% compared to Q1 19, mainly explained by a 5% increase year-on-year in the residential consumption, related to a higher average temperature compared to last year, and to a lesser extent the lagged pricing elasticity over demand, in addition to an increase in the electricity demand from industries and SMEs, correlated to a minor improvement of the economic activity (+2% vs. Q1 19). However, it is worth highlighting that the last 12 days of Q1 20 were affected by the mandatory lockdown, which resulted in a decrease in the commercial and industrial demands, offset by an increase in the residential consumption.

Moreover, the number of Edenor’s clients increased by 2%, mainly due to the regularization of residential clients as a result of the market disciplinary actions and normalization of clandestine connections. These effects were partially offset by disconnections of non-residential clients (SMEs and large users) as a result of the last year’s economic downturn.

Edenor's Sales by Type of Customer	2020			2019			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
First Quarter
Residential[1]	2,194	42%	2,762,301	2,081	41%	2,704,169	+5%	+2%
Commercial	875	17%	353,311	847	17%	355,379	+3%	-1%
Industrial	922	18%	6,847	894	18%	6,881	+3%	-0%
Wheeling System	920	18%	692	920	18%	692	-0%	-
Others
Public Lighting	155	3%	21	161	3%	21	-3%	-
Shantytowns and Others	137	3%	473	114	2%	466	+20%	+2%

Total	5,203	100%	3,123,645	5,017	100%	3,067,608	+4%	+2%

Note: 1 It includes 566,690 and 612,380 clients categorized under Social Tariff as of March 31, 2020 and 2019, respectively.

Energy purchases reduced by 18% in Q1 20 compared to Q1 19, mainly due to the freeze of purchase price in AR$ as from May 2019, outpaced by inflation and FX evolution. This decrease was partially offset by a 5% increase in the volume of energy demanded, net of losses, in addition to an increase in the energy losses rate, which reached to 18.4% over demanded electricity in Q1 20 vs. 17.4% in Q1 19, mainly due to the electricity theft incentivized by the economic recession. However, costs related to electricity theft were reduced in real terms, due to the seasonal price freeze.

Net operating costs, excluding energy purchases, depreciations and amortizations, decreased by 30% in Q1 20 compared to Q1 19, mainly due to a lower charge of penalties and reversal of fines’ provisions accrued in the last fiscal year, as a result of the improvement in the quality service indicators and to a lesser extent, the effect of the Liabilities Regularization Agreement (executed in May 2019), which settled penalties accumulated until the beginning of the RTI. These effects were partially offset by a higher provision of sales receivables due to increasing delinquency, as a result of the lockdown.

In Q1 20, financial results amounted to a net gain of US$1 million, US$27 million lower compared to Q1 19, mainly explained by a lower gain from the RECPAM as a result of a decrease in the passive monetary position due to the Liabilities Regularization, in addition to net losses from holding financial instruments, partially offset by a lower interest accrual over the commercial debt with CAMMESA, which was settled in the Agreement executed last May, and lower FX difference, resulting from a lower peso devaluation compared to Q1 19.

The adjusted EBITDA for our distribution segment in Q1 20 posted a gain of US$45 million, representing an increase of 76% compared to Q1 19, mainly due to a lower charge and reversal of past penalties mainly due to service improvement, higher electricity demand, the continuing recording retroactive income from deferred tariff and lower cost from energy losses. These effects were partially offset by the non-adjustment on the VAD, higher non-residential seasonal prices unable to pass through to tariff, increasing costs from electricity theft and higher provisions for doubtful accounts. Moreover, adjusted EBITDA includes income from late payments penalties.

Pampa Energía ● Q1 20 Earning Release ● 18

3.3       Analysis of the Oil and Gas Segment

Oil & Gas Segment, Consolidated Figures in US$ million	First Quarter
	2020	2019	∆%
Sales revenue	85	113	-25%
Cost of sales	(65)	(70)	-7%

Gross profit	20	43	-53%

Selling expenses	(7)	(3)	+133%
Administrative expenses	(11)	(12)	-8%
Exploration expenses	-	(1)	-100%
Other operating income	2	2	-
Other operating expenses	(2)	(5)	-60%
Results for participation in joint businesses	2	1	+100%

Operating income	4	25	-84%

Finance income	2	9	-78%
Finance costs	(27)	(21)	+29%
Other financial results	2	11	-82%

Profit (loss) before tax	(19)	24	NA

Income tax	6	4	+50%

Net income (loss) for the period	(13)	28	NA

Adjusted EBITDA	29	47	-38%
Adjusted EBITDA at our ownership	29	47	-38%

Increases in PPE and intangible assets	19	33	-42%
Depreciation and amortization	27	23	+17%

In Q1 20 the gross margin from our oil and gas segment decreased by 53% compared to Q1 19, mainly due to a drop of 26% and 9% in the oil and gas sale prices, respectively, which are US$-nominated and accrued to the demand, and to a lesser extent, higher depreciations due increases in number of wells mainly at El Mangrullo and Rincón de Aranda blocks. These effects were partially offset by lower royalties resulting from reduced sales prices, as well as diluted AR$-nominated expenses due to the devaluation effect.

In operating terms, the production of our oil and gas segment in Q1 20 remained stable, registering 46.0 kboe/day, slightly lower than Q1 19 and Q4 19. Production of gas reached 244 mcf/day, 2% lower than Q1 19 and 5% lower than Q4 19, mainly due to a decline in the production at certain gas-bearing blocks as a result of lack of visibility in prices, affected by the excess of domestic supply due to lower gas domestic demand, which in turn is explained by seasonal and economic reasons, in addition to the disruption of shale gas, which is mainly sustained by projects approved under the Unconventional Plan Gas11. These factors affected Río Neuquén and Rincón del Mangrullo block (-17 mcf/day year-on-year and -9 mcf/day quarter-on-quarter), lowering its production due to a lesser drilling rate and natural decline, in addition to a slight decrease at Sierra Chata and Aguaragüe (-2 mcf/day year-on-year and -2 mcf/day quarter-on-quarter). The decline in the production was partially offset by production increase at El Mangrullo (+15 mcf/day year-on-year and +1 mcf/day quarter-on-quarter), a block in which productivity and upside potential stands out, therefore the evacuation infrastructure was expanded, increasing production to approximately 154 mcf/day by March 2020. It is also worth highlighting that during Q1 20, 8% of Pampa’s gas production came from Vaca Muerta Formation, as a result from the completion of two horizontal wells at El Mangrullo in August 2019.

In Q1 20, our accrued gas average sale price was US$2.3/MBTU, 26% lower than the US$3.1/MBTU registered in Q1 19, mainly due to a negative trend in domestic prices since August 2018, as a result of the reduction in the reference price and procurement price for power plants. In January 2020, CAMMESA continued executing its commercial strategy on an interruptible and monthly basis, recording an average bid price at wellhead of US$1.73/MBTU in Neuquina Basin. In view of the lack of signal to carry out investments in order to offset natural depletion, as from February 2020 CAMMESA instructed that tenders would be on a partially binding basis with 30% DoP. Consequently, the average bid PIST prices for Neuquina Basin increased to US$2.59/MBTU and US$2.42/MBTU at wellhead during February and March tenders, respectively. However, in light of the COVID-19 and the lockdown ordered by the Federal Government, bid PIST prices have fallen significantly, back to levels recorded during January tender. These effects were partially offset by exports to Chile.

11 Encouragement Program for the Investment in Development of Natural Gas Production from Unconventional Reservoirs Program, MEyM Res. No. 46, 419, 447 /2017 and 12/2018.

Pampa Energía ● Q1 20 Earning Release ● 19

It is worth highlighting that in Q1 20, 72% of our gas delivery was destined to CAMMESA, 14% to supply our Plus units’ dispatch and as a raw material for our petrochemical plants, 7% exported to Chile, being the 7% balance destined mostly to spot/industrial (which is highly correlated to CAMMESA) and gas distribution companies. Gas prices reflect the demand seasonality and the excess of domestic supply during summer period.

Oil production reached 5.3 kbbl/day in Q1 20, slightly lower than Q1 19, mainly explained by Chirete, El Tordillo and Río Neuquén (-0.5 kbbl/day), partially offset by shale oil contribution from Rincón de Aranda (+0.3 kbbl/day), as a result of a well connected by the end of last year, in addition to a minor production growth at Gobernador Ayala (+0.2 kbbl/day). Quarter-on-quarter, production improved by 0.3 kbbl/day, mainly contributed by El Tordillo and Rincón de Aranda.

Moreover, our accrued oil average sale price was US$49.7/barrel, 9% lower than the US$54.4/barrel recorded in Q1 19, mainly due to a drop in international reference prices as from January 2020, aggravated in March 2020 due to COVID-19 effect on global demand. Additionally, as from the beginning of the lockdown, the price was impacted by a significant collapse in demand.

As of March 31, 2020, we accounted 874 productive wells in Argentina, in comparison to 885 as of December 31, 2019.

Oil & Gas Production	Oil	Gas	Total

First Quarter
Volume Q1 20
In thousand m3/day	0.8	6,914
In thousand boe/day	5.3	40.7	46.0
In million cubic feet/day		244

Volume Q1 19
In thousand m3/day	0.9	7,044
In thousand boe/day	5.4	41.5	46.8
In million cubic feet/day		249
Variation Q1 20 v. Q1 19	-1%	-2%	-2%

Avg. Price Q1 20
In US$/bbl	49.7
In US$/MBTU		2.3

Avg. Price Q1 19
In US$/bbl	54.4
In US$/MBTU		3.1
Variation Q1 20 v. Q1 19	-9%	-26%

Net operating costs in Q1 20, excluding depreciations, amortizations, and non-recurring items, decreased by 15% year-on-year, mainly explained by lower royalties due to lower price, dilution in AR$-nominated costs due to the devaluation, and no exploration expenses recorded in Q1 20, partially offset by higher gas transportation fees due to higher production at El Mangrullo block.

During Q1 20, financial results recorded a net loss of US$23 million, US$22 million higher than in Q1 19, mainly due to net losses from the holding of financial securities, higher financial expenses, in addition to lower gains from financial interests, partially offset by the revaluation of receivables held against gas utility distributors and a gain from CBs repurchase.

The adjusted EBITDA of our oil and gas segment decreased by 38%, posting US$29 million in Q1 20, mainly due to lower hydrocarbon sale prices. These effects were partially offset by lower royalties and AR$ devaluation effect on costs.

Pampa Energía ● Q1 20 Earning Release ● 20

3.4       Analysis of the Petrochemicals Segment

Petrochemicals Segment, Consolidated Figures in US$ million	First Quarter
	2020	2019	∆%
Sales revenue	73	77	-5%
Cost of sales	(71)	(66)	+8%

Gross profit	2	11	-82%

Selling expenses	(2)	(2)	-
Administrative expenses	(1)	(1)	-
Other operating income	-	1	-100%
Other operating expenses	(1)	(7)	-86%
Impairment of inventories	(11)	-	NA

Operating income	(13)	2	NA

Finance costs	(1)	(4)	-75%
Other financial results	1	(1)	NA

Profit (loss) before tax	(13)	(3)	NA

Income tax	4	3	+33%

Net income (loss) for the period	(9)	-	NA

Adjusted EBITDA	(2)	2	NA
Adjusted EBITDA at our ownership	(2)	2	NA

Increases in PPE and intangible assets	-	-	NA
Depreciation and amortization	-	-	NA

The adjusted EBITDA of this segment recorded a loss of US$2 million in Q1 20, representing a decrease of US$4 million compared to Q1 19, mainly explained by lower styrene international spread and lower sales volume. These effects were partially offset by higher export volume of SBR, lower cost of natural gas and lesser operating costs because of the ethylene plant shutdown in San Lorenzo in January 2019. Moreover, it is worth mentioning that Q1 20 does not consider a profit of US$1.5 million from the virgin naphtha hedge, which was allocated to the holding and others segment.

The amounts corresponding to Pampa are shown below:

Petrochemicals Operating Summary	Products			Total
	Styrene & Polystyrene[1]	SBR	Others
First Quarter
Volume Q1 20 (thousand ton)	24	9	54	87
Volume Q1 19 (thousand ton)	24	6	52	83
Volume Variation Q1 20 - Q1 19	-2%	+57%	+3%	+5%

Average Price Q1 20 (US$/ton)	1,220	1,434	568	840
Average Price Q1 19 (US$/ton)	1,346	1,656	652	928
Price Variation Q1 20 - Q1 19	-9%	-13%	-13%	-10%

Note: 1 Includes Propylene, Ethylene and Bi–orientated polystyrene (BOPs).

Total sales volume of our petrochemicals segment in Q1 20 increased by 5% compared to Q1 19, mainly due to higher exports of SBR products, in addition to higher domestic sales of octane base, partially offset by a decrease in sales volume of aromatic solvents to domestic oil producers and lower exports of naphtha.

Q1 20 did not record financial results, whereas in Q1 19 posted a net loss of US$5 million, mainly explained by lesser financial expenses accrued from San Lorenzo Customs contingency.

Pampa Energía ● Q1 20 Earning Release ● 21

3.5       Analysis of the Holding and Others Segment

Holding & Others Segment, Consolidated Figures in US$ million	First Quarter
	2020	2019	∆%
Sales revenue	6	7	-14%

Gross profit	6	7	-14%

Selling expenses	-	(2)	-100%
Administrative expenses	(5)	(9)	-44%
Other operating income	2	6	-67%
Other operating expenses	(4)	(2)	+100%
Results for participation in joint businesses	20	18	+11%

Operating income	19	18	+6%

Finance income	1	3	-67%
Finance costs	-	(1)	-100%
Other financial results	(6)	-	NA

Profit before tax	14	20	-30%

Income tax	(1)	76	NA

Net income for the period	13	96	-86%

Adjusted EBITDA	35	39	-10%
Adjusted EBITDA at our ownership	35	39	-10%

Increases in PPE and intangible assets	-	1	-100%
Depreciation and amortization	-	1	-100%

In the holding and others segment, without considering the equity income from affiliates (Transener, TGS and Refinor), during Q1 20 a negative operating margin of US$1 million was recorded, which represented a minor decrease compared to Q1 19, mainly explained by lower fees recorded.

During Q1 20 a US$7 million decrease was recorded in the financial results compared to Q1 19, reaching a net loss of US$5 million, mainly due to discount on fiscal credits and lesser gain from financial interests, partially offset by a higher profit from the holding of financial instruments.

The adjusted EBITDA of our holding and others segment decreased by 10%, reaching US$35 million in Q1 20. The adjusted EBITDA excludes equity income from our participation in TGS, Transener and Refinor, and in turn, considers a consolidation of EBITDAs adjusted by equity ownership in these businesses.

The EBITDA adjusted by our direct and indirect ownership of 27.6% and 25.5% over TGS in Q1 20 and Q1 19 were US$27 million (implicit total of US$96 million) and US$27 million (implicit total of US$104 million), respectively. The 8% decrease of the total adjusted EBITDA was mainly due to the deferral of the semiannual cost variation update that should have been applied as from October 2019, which in a scenario with inflation and devaluation has a negative impact on AR$-nominated regulated revenues. Moreover, the EBITDA was impacted by a drop in international prices of liquids and lower volumes dispatched for exports. These effects were partially offset by higher domestic sales volume of propane and butane, lower cost per unit in US$ of natural gas employed as replacement of thermal reduction at Cerri Complex plant (offset by higher natural gas volume consumption), and higher revenue in the midstream segment from the commissioning of natural gas transportation and conditioning services in Vaca Muerta.

Pampa Energía ● Q1 20 Earning Release ● 22

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3%, in Q1 20 amounted to US$8 million (implicit total of US$29 million), 26% lower than Q1 19, which was US$10 million (implicit total of US$39 million), mainly due to the non-adjustment of costs variation on tariff, which should have been applied as from February 2020, a loss widen by the mismatch between the update measuring and its granting, which in an inflationary scenario has a negative impact on Transener’s AR$-nominated regulated revenues, in addition to the composition of the cost update formula, which replicates Transener’s cost structure, thus holding a larger weight for salary index, that was outpaced by CPI, PPI, and US$ evolution.

Finally, in Refinor the proportional EBITDA by our stake ownership of 28.5% recorded a gain of US$1 million (implicit total of US$5 million) in Q1 20, slightly higher than US$1 million (implicit total of US$2 million) recorded in Q1 19, mainly explained by the gradual update of the fuel sales prices, faster than de crude oil cost update, and better sales volume.

Pampa Energía ● Q1 20 Earning Release ● 23

3.6       Analysis of the Quarter, by Subsidiary

Subsidiary In US$ million	First Quarter 2020				First Quarter 2019
	% Pampa	Adjusted EBITDA	Net Debt[3]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[3]	Net Income[4]

Power Generation Segment
Diamante	61.0%	2	(26)	0	61.0%	3	(17)	3
Los Nihuiles	52.0%	2	(31)	(1)	52.0%	2	(23)	5
CPB[1]	100.0%	-	-	-	100.0%	9	(3)	5

Greenwind		6	103	(0)		5	114	3
Non-controlling stake adjustment		(3)	(51)	0		(2)	(57)	(1)
Subtotal Greenwind adjusted by ownership	50.0%	3	51	(0)	50.0%	2	57	1

CT Barragán		39	272	(19)		-	-	-
Non-controlling stake adjustment		(20)	(136)	9		-	-	-
Subtotal CT Barragán adjusted by ownership	50.0%	20	136	(9)	0.0%	-	-	-

Pampa stand-alone, other companies, adjs. & deletions[2]		86	407	26		79	561	27
Subtotal Power Generation		114	537	16		96	574	41

Electricity Distribution Segment
Edenor	55.1%	45	99	11	51.8%	25	144	3
Adjustments & deletions[2]		(0)	0	(4)		0	0	(1)
Subtotal Electricity Distribution		45	99	7		26	144	2

Oil & Gas Segment
OldelVal		14	(8)	7		10	(10)	5
Non-controlling stake adjustment		(14)	8	(7)		(10)	10	(5)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	2.1%	0	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[2]		29	938	(13)		47	940	28
Subtotal Oil & Gas		29	938	(13)		47	940	28

Petrochemicals Segment
Pampa Energía	100.0%	(2)	-	(9)	100.0%	2	-	-
Subtotal Petrochemicals		(2)	-	(9)		2	-	-

Holding & Others Segment
Transener		29	22	16		39	(23)	17
Non-controlling stake adjustment		(21)	(16)	(12)		(29)	17	(13)
Subtotal Transener adjusted by ownership	26.3%	8	6	4	26.3%	10	(6)	5

TGS		96	332	53		104	81	55
Non-controlling stake adjustment		(70)	(241)	(38)		(78)	(60)	(41)
Subtotal TGS adjusted by ownership	27.6%	27	92	15	25.5%	27	21	14

Refinor		5	14	8		2	(1)	(3)
Non-controlling stake adjustment		(4)	(10)	(6)		(2)	0	2
Subtotal Refinor adjusted by ownership	28.5%	1	4	2	28.5%	1	(0)	(1)

Pampa stand-alone, other companies, adjs. & deletions[2]		(1)	(48)	(8)		1	(246)	78
Subtotal Holding & Others		35	53	13		39	(232)	96

Deletions		-	(289)	-		-	(71)	-
Total Consolidated		221	1,339	14		210	1,356	167

Total Adjusted by Ownership		198	1,608	14		195	1,375	167

Note: 1 Absorbed by Pampa as from January 1, 2020. 2 The deletions correspond to other companies or inter-companies or debt repurchases. 3 Figures in nominal terms. Net debt includes holding companies. 4 Attributable to the owners of the company.

Pampa Energía ● Q1 20 Earning Release ● 24

4.        Glossary of Terms

Term	Definition
[Number of Quarter]Q[Year]	[Number of Quarter] Quarter of [Year]
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A. (Argentine Wholesale Electricity Market Clearing Company)
CBs	Corporate Bonds
CCGT	Combined Cycle
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COVID-19	Coronavirus disease
CPB	Central Piedra Buena S.A.
CPD	Costo Propio de Distribución (Own Distribution Cost)
CPI	Consumer Price Index
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENARGAS	Ente Nacional Regulador del Gas (National Gas Regulatory Entity)
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
Federal Government	Federal Government of the Republic of Argentina
FS	Financial Statements
FV	Face Value
FX	Nominal Exchange Rate
GWh	Gigawatt-hour
HIDISA	Diamante Hydroelectric Power Plant
HINISA	Los Nihuiles Hydroelectric Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the Month with a High Thermal Demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
ICBC	Industrial and Commercial Bank of China Dubai Branch
IFRS	International Financial Reporting Standards

Pampa Energía ● Q1 20 Earning Release ● 25

Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
LPG	Liquefied Petroleum Gas
Mcf	Million cubic feet
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Unit
MDP	Ministry of Productive Development
MEyM	Former Ministry of Energy and Mining
MW	Mega watt
MWh	Mega watt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
PIST	Transportation System Entry Point or natural gas price at wellhead
Plan Gas	Natural Gas Surplus Injection Promotion Program (SE Res. No. 1/13) and Natural Gas Injection Promotion Program for Companies with Reduced Injection (SE Res. No. 60/13)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
PPI	Wholesale Domestic Price Index
RECPAM	Results from net monetary position
Refinor	Refinería del Norte S.A.
Res.	Resolution / Resolutions
RTI	Integral Tariff Review
SBR	Styrene Butadiene Rubber
SMEs	Small and Medium-sized Enterprises
SE	Secretariat of Energy
SEE	Subsecretariat of Electric Energy (former Secretariat of Electric Energy)
SGE	Former Government Secretariat of Energy (former Ministry of Energy)
Solidarity Law	Social Solidarity and Productive Reactivation Law in the framework of Public Emergency, No. 27,541
SRRYME	Former Secretariat of Renewable Resources and Electricity Market
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric Ton
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
VAD	Distribution Added Value
WEM	Wholesale Electricity Market

Pampa Energía ● Q1 20 Earning Release ● 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2020

Pampa Energía S.A.

By:	/s/ Gustavo Mariani
Name: Gustavo Mariani Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.